Exhibit 3.2
ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
GATEWAY FINANCIAL HOLDINGS, INC.
     Pursuant to Section 55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits these Articles of Amendment for the purpose of amending its Articles of Incorporation to create a series of Preferred Stock and to fix the preferences, limitations and relative rights of shares of Preferred Stock within that series.
     1. The name of the corporation is Gateway Financial Holdings, Inc. (the “corporation”).
     2. The corporation’s Articles of Incorporation hereby are amended by adding a new subsection A to Article II thereof as follows:
     “A. Of the 1,000,000 authorized shares of Preferred Stock, a series of Preferred Stock shall be as follows:

	Number	Par Value
Designation of Series	of Shares	per Share
Series A Preferred Stock	25,000	No Par Value
The terms, relative rights, preferences and limitations of the Series A Preferred Stock shall be as follows:
     Dividends: The holders of shares of Series A Preferred Stock are entitled to receive stated cash dividends from the corporation at an annual rate of 8.75%, and no more, subject to declaration by the Board of Directors, at its sole discretion, from funds legally available for the payment of dividends. Dividends will be computed on the basis of a 360-day year of twelve 30-day months. Dividends on the Series A Preferred Stock will not be cumulative on a year-to-year basis. Dividends will be payable as they are declared by the Board of Directors at such time or times as it elects, and no holder of Series A Preferred Stock will have any right to receive any dividend unless and until that dividend has been declared by the Board of Directors. The stated annual dividend may be declared and paid in increments during each calendar year. In connection with each dividend payment, the Board of Directors may set a record date in advance of the payment date for the purpose of determining the holders of shares of Series A Preferred Stock who are entitled to receive that dividend.
     No dividend shall be declared or paid during any calendar year on the corporation’s common stock unless and until there shall have been paid in full to the holders of Series A Preferred Stock (or set apart for purposes of such payment), without preference or priority as between such shares or other series of Preferred Stock, not less than a pro rata portion of the stated annual dividend thereon for that calendar year, at the rate provided therefor, through the date on which the corporation proposes to pay the cash dividend on the common stock. Shares of Series A Preferred Stock shall not participate in dividends paid with respect to any other class or series of the corporation’s capital stock.
     Liquidation: In the event of liquidation, dissolution or winding up of the corporation, whether voluntarily or involuntarily (a “Corporate Event”), the holders of the corporation’s Series A Preferred Stock, without preference or priority as between such shares or other series of Preferred Stock, but prior to any distribution of assets to holders of the corporation’s common stock, shall be entitled to receive from assets available for distribution to shareholders, for each such share held, a sum equal to $1,000.00 plus the amount of any dividend on such share which has been declared by the Board of Directors but has not yet been paid. Such distribution shall be considered full payment to the holders of Series A Preferred Stock, and such holders shall not participate with the holders of any other class or series of the corporation’s capital stock in the distribution of any additional assets of the corporation.
     Voting: Shares of Series A Preferred Stock shall be non-voting shares, and holders of Series A Preferred Stock shall have no right to vote on matters submitted to a vote of the corporation’s shareholders except to the extent such voting rights are required by applicable law.
     Redemption: After January 1, 2009, the corporation shall have the right and option to redeem all or a portion of the outstanding shares of Series A Preferred Stock at the rate of $1,000.00 for each one whole share of Series A Preferred Stock. In the case of a redemption of less than all of the then outstanding shares of Series A Preferred Stock, the shares will be redeemed proportionately in such manner as its Board of Directors, at its sole discretion, considers reasonable and appropriate and, when made, the Board of Director’s determination shall be final, conclusive and binding on all persons, including, without limitation, the corporation and the holders of Series A Preferred Stock.”
     3. The foregoing amendment was duly adopted by the corporation’s Board of Directors without shareholder action, which was not required because the Articles of Incorporation provide that the Board of Directors may establish series of the corporation’s preferred stock and determine the preferences, limitations and relative rights of each series of shares before the issuance of any shares of such series in accordance with Section 55-6-02 of the General Statutes of North Carolina.

     4. These Articles of Amendment will become effective upon filing.
     This the 26th day of December, 2007.

Gateway Financial Holdings, Inc.
By:	/s/ D. Ben Berry
D. Ben Berry, President and
Chief Executive Officer